FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is a press release by Registrant dated October 18, 2011, announcing that it has recently shipped its one millionth VSAT (very small aperture terminal), marking a major milestone for the company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 18, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Achieves Major Milestone – Over 1 Million VSATs Shipped

Petah Tikva, Israel – October 18, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services announced today that it recently shipped its one millionth VSAT (very small aperture terminal), marking a major milestone for the company.

“We are extremely proud to have achieved this important milestone and extend our appreciation to the many enterprises, government agencies and service providers that have selected Gilat and our technology as their partner of choice over the years,” said Jaron Lotan, Gilat’s Chief Operating Officer.

“Our networks span the globe, providing a diverse range of customers with constant and reliable connectivity for voice, video and data services – championing boundless communications worldwide”, added Mr. Lotan.

Since its inception in 1987, Gilat has been selected as a trusted technology partner by major industry players such as Optus, Bharti Airtel, StarOne, GTECH, Intralot, Scientific Games and Dollar General.

A pioneer of several industry firsts, Gilat has brought innovation and communication advances to some of the industry’s key markets including broadband Internet, rural telephony, emergency response, cellular backhaul, USO and lottery.

The Company developed and shipped its first generation two-way VSAT, the SkyStar Advantage™, in 1991 and has since been at the forefront of innovation and development of satellite-based communications technology.

Some of the Company’s key achievements include:

•	Industry’s first two-way consumer broadband VSAT
•	SkyEdge – the first multi-service satellite communications platform
•	First to introduce HTTP acceleration
•	First cache based micro-SD VSAT

More recently, Gilat announced its new high speed Ka-band VSAT terminals for the consumer market, as well as hardened terminals supporting communications-on-the-move applications for the defense and homeland security markets.

The Company has also expanded its product line to include non-VSAT platforms and offers next-generation high-power solid state amplifiers, low profile antennas for COTM (communication-on-the-move) applications, and man-pack solutions.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1,000,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the Raysat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com